TIAA-CREF Funds

730 Third Avenue

New York, New York 10017-3206

November 8, 2024

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Large Cap Responsible Equity Fund, a series of TIAA-CREF Funds

Registration Statement on Form N-14 (File No. 333-282594)

Ladies and Gentlemen:

 Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), TIAA-CREF Funds (the “Registrant”) is hereby filing a delaying amendment with respect to its registration statement on Form N-14 (File No. 333-282594) relating to the reorganization of Nuveen Social Choice Low Carbon Equity Fund, a series of the Registrant, into Nuveen Large Cap Responsible Equity Fund, another series of the Registrant (the “Registration Statement”). The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on October 11, 2024, and was scheduled to go effective on November 12, 2024, pursuant to Rule 488 under the Securities Act.

 The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

 Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of New York and State of New York on the 8th day of November, 2024.

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 No fees are required in connection with this filing. If you have any questions or comments regarding this delaying amendment or the Registration Statement, please contact Jacob C. Tiedt at Vedder Price P.C., counsel to the Registrant, at (312) 609-7697.

Sincerely yours,

By:	/s/ Rachael M. Zufall
Rachael M. Zufall
Vice President and Secretary

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